Execution Version

OPERATING AGREEMENT

FOR

BURNOUT PARADISE LIMITED LIABILITY COMPANY

A NEW YORK LIMITED LIABILITY COMPANY

THE SECURITIES REPRESENTED BY THIS AGREEMENT HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, NOR REGISTERED NOR QUALIFIED UNDER ANY STATE SECURITIES LAWS OR THE SECURITIES LAWS OF ANY FOREIGN JURISDICTION. SUCH SECURITIES MAY NOT BE OFFERED FOR SALE, SOLD, DELIVERED AFTER SALE, TRANSFERRED, PLEDGED, OR HYPOTHECATED UNLESS QUALIFIED AND REGISTERED UNDER APPLICABLE STATE AND FEDERAL SECURITIES LAWS OR UNLESS, IN THE OPINION OF COUNSEL SATISFACTORY TO THE COMPANY, SUCH QUALIFICATION AND REGISTRATION IS NOT REQUIRED. ANY TRANSFER OF THE SECURITIES REPRESENTED BY THIS AGREEMENT IS FURTHER SUBJECT TO OTHER RESTRICTIONS, TERMS AND CONDITIONS WHICH ARE SET FORTH HEREIN.

WHETHER THESE SECURITIES ARE EXEMPT FROM REGISTRATION HAS NOT BEEN PASSED UPON BY THE SECURITIES AND EXCHANGE COMMISSION, THE ATTORNEY GENERAL OF THE STATE OF NEW YORK OR ANY OTHER REGULATORY AGENCY, NOR HAS ANY SUCH AGENCY PASSED UPON THE MERITS OF THIS OFFERING. ANY REPRESENTATION TO THE CONTRARY OR ANY REPRESENTATION THAT ANY REGULATORY AGENCY HAS PASSED UPON THE ACCURACY OR ADEQUACY OF THIS LIMITED LIABILITY COMPANY OPERATING AGREEMENT IS A CRIMINAL OFFENSE. THE LIMITED LIABILITY COMPANY INTERESTS BEING OFFERED ARE SPECULATIVE SECURITIES WHICH INCLUDE A HIGH DEGREE OF RISK. ACCORDINGLY, THE OFFERING IS SUITABLE ONLY FOR PERSONS WHO CAN AFFORD A TOTAL LOSS OF THEIR INVESTMENT.

OPERATING AGREEMENT

FOR

BURNOUT PARADISE LIMITED LIABILITY COMPANY

This Operating Agreement of **BURNOUT PARADISE LIMITED LIABILITY COMPANY** (the "Company") is entered into as of November 6, 2025, by and among those individuals and entities signing a copy hereof.

BACKGROUND

WHEREAS, the Managers formed the Company as a limited liability company pursuant to the Limited Liability Company Act of the State of New York (the "Act") for the purpose set forth herein;

WHEREAS, the parties hereto desire to provide for the operation of the Company in accordance with the terms and conditions set forth herein;

NOW, THEREFORE, for good and valuable consideration, the parties, intending legally to be bound, agree as follows:

ARTICLE I
DEFINED TERMS

1.1   DEFINED TERMS. Capitalized terms used in this Agreement shall have the respective meanings set forth below.

"Accounting Period" means the taxable year of the Company ending December 31 of each year (or such other date as determined by the Company's accountants), or any shorter period ending with a variation of Members' interests in the Company or for which the Managers determine that separate accounting is appropriate.

"Act" has the meaning set forth in the recitals hereto.

"Adjusted Net Profits" has the meaning set forth in Section 4.2.2(ii).

"Affiliate" means, with respect to any Person, any other Person that directly or indirectly controls, is controlled by, or is under common control with the Person in question. As used in this definition, the term "control" means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through ownership of more than fifty percent (50%) of voting securities, by contract or otherwise.

"Agreement" means this Operating Agreement, as amended, modified or restated from time to time in accordance with the terms hereof.

"Articles of Organization" has the meaning set forth in Section 2.1 hereof.

"Author" means the artist known as PONY CAM, consisting of Dominic Weintraub, Hugo Williams, Ava Campbell, Claire Bird and William Strom, collectively.

"Bank" has the meaning set forth in Section 3.1.1 hereof.

"Borrowing Financial Interest Holder" has the meaning set forth in Section 4.3.3.

"Capital Account" means the account to be maintained by the Company for each Financial Interest Holder in accordance with the following provisions:

(i)   a Financial Interest Holder's Capital Account shall be credited with the Financial Interest Holder's Capital Contributions, the amount of any Company liabilities assumed by the Financial Interest Holder (or which are secured by Company property distributed to the Financial Interest Holder), the Financial Interest Holder's allocated share of Net Income and any item in the nature of income or gain specially allocated to the Financial Interest Holder pursuant to the provisions of Article IV; and

(ii)   a Financial Interest Holder's Capital Account shall be debited with the amount of money and the fair market value of any Company property distributed to the Financial Interest Holder, the amount of any liabilities of the Financial Interest Holder assumed by the Company (or which are secured by property contributed by the Financial Interest Holder to the Company), the Financial Interest Holder's allocated share of Net Loss and any item in the nature of expenses or losses specially allocated to the Financial Interest Holder pursuant to the provisions of Article IV.

If any Financial Interest is transferred pursuant to the terms of this Agreement, the transferee shall succeed to the Capital Account of the transferor to the extent the Capital Account is attributable to the transferred Financial Interest. If the book value of Company property is adjusted pursuant to Article IV, the Capital Account of each Financial Interest Holder shall be adjusted to reflect the aggregate adjustment in the same manner as if the Company had recognized gain or loss equal to the amount of such aggregate adjustment. It is intended that the Capital Accounts of all Financial Interest Holders shall be maintained in compliance with the provisions of Regulation Section 1.704-1(b), and all provisions of this Agreement relating to the maintenance of Capital Accounts shall be interpreted and applied in a manner consistent with that Regulation.

"Capital Contribution" means the total amount of cash and the fair market value of any other assets contributed (or deemed contributed under Regulation Section 1.704-1(b)(2)(iv)(d)) to the Company by a Member, net of liabilities assumed or to which the assets are subject.

"Code" means the Internal Revenue Code of 1986, as amended, and reference to any specific section of the Code shall be deemed to include the corresponding provision of any succeeding law.

"Company" has the meaning set forth in the recitals hereto.

"Corporation" has the meaning set forth in Section 5.1.7.

"Creative Personnel Agreement(s)" has the meaning set forth in Section 6.6.

"CTA" means the Corporate Transparency Act (31 U.S.C. § 5336), enacted as part of the National Defense Authorization Act for Fiscal Year 2021, as amended, and the rules and regulations promulgated thereunder.

"Director" has the meaning set forth in Section 6.4.

"Director Agreement" has the meaning set forth in Section 6.4.

"Expenses" means, collectively, the Running Expenses, Production Expenses and Other Expenses.

"Financial Interest" means, with respect to any Financial Interest Holder, the right to receive allocations of Net Income, Net Loss and items of Company income, gain, loss or deduction under Article IV hereof and Schedule 4.3 hereto, and distributions of Net Cash Flow, Net Profits and/or Adjusted Net Profits under Article IV hereof.

"Financial Interest Holder" means any (i) Member or Manager holding a Financial Interest in the Company from time to time, or, (ii) any unadmitted assignee of a Member or Manager's Financial Interest.

"Form C" the Company's anticipated filing with the Securities & Exchange Commission regarding an offering for Membership Interests in the Company pursuant to Regulation Crowdfunding.

"Full Capitalization" has the meaning set forth in Section 3.1.

"General Management Agreement" has the meaning set forth in Section 6.7.

"General Manager" means Envoy Theatricals.

"Gross Receipts" means all sums derived by the Company from any source whatsoever, including (i) all proceeds from the exploitation or turning to account of all applicable rights in the Play, (ii) all proceeds derived by the Company from the liquidation of the physical production of the Play at the conclusion of the run thereof, and (iii) all proceeds from return of bonds and other recoverable items included in Production Expenses.

"Gross Weekly Box Office Receipts" or "GWBOR" means all receipts from all sources whatsoever derived from the sale of tickets to the Play after the deduction of (i) all applicable federal or other admission taxes; (ii) customary commissions and fees, as may be prevailing from time to time, paid to or retained by third parties in connection with theatre parties, benefits, American Express or other similar credit card plans, telephone sales, automated ticket distribution or remote box offices, and commissions or fees for group sales; (iii) commissions and fees paid to or retained by credit card companies for sales of tickets; (iv) those sums equivalent to the former 5% New York City Amusement Tax, the net proceeds of which are now paid to the pension and/or welfare funds of various theatrical unions; (v) subscription fees; (vi) receipts from Entertainment Community Fund Benefit performances provided the customary payments are made by the Entertainment Community Fund to the Dramatists Guild Fund, Inc. (if applicable); (vii) receipts from two performances of the Play in each calendar year to the extent such receipts are contributed for theatre-related eleemosynary purposes; and (viii) if applicable, library discounts, value added taxes and entertainment taxes, if any.

"Investor Questionnaire" has the meaning set forth in the Subscription Agreement.

"Involuntary Withdrawal" means, with respect to any Member, any of the following events having occurred:

> (i)   the Member files a voluntary petition of bankruptcy;

> (ii)   the Member makes an assignment for the benefit of creditors;

> (iii)   the Member is adjudged bankrupt or insolvent or there is entered against the Member an order for relief in any bankruptcy or insolvency proceeding;

(iv)   the Member files a petition seeking for the Member any reorganization under bankruptcy or insolvency laws, liquidation, dissolution, or similar relief under any statute, law, or regulation;

(v)   if the Member is an individual, the Member's death, incapacity or adjudication by a court of competent jurisdiction as incompetent to manage the Member's person or property;

(vi)   the Member seeks, consents to, or acquiesces in the appointment of a trustee for, receiver for, or liquidation of the Member or of all or any substantial part of the Member's properties;

(vii)   if the Member is a partnership or limited liability company, the dissolution and commencement of winding up of the partnership or limited liability company;

(viii)   if the Member is a corporation, the dissolution of the corporation or the revocation of its charter; orsec

(ix)   if the Member is an estate, the distribution by the fiduciary of the estate's entire interest in the Company.

"Managers" means NG and any additional, successor or substitute manager of the Company and "Manager" means any one of the foregoing.

"Maximum Capitalization" has the meaning set forth in Section 3.1.

"Member" means each Person duly executing this Agreement and any Person who subsequently is admitted as a Member of the Company, in each case pursuant to the terms of this Agreement.

"Member Nonrecourse Deductions" means the deductions of the Company attributable to its Member Nonrecourse Liabilities, if any, determined in accordance with Regulation Section 1.752-2.

"Member Nonrecourse Liabilities" means any nonrecourse debts of the Company for which a Member (or a related Person to such Member within the meaning of Regulation Section 1.752-4(b)) bears the economic risk of loss within the meaning of Regulation Section 1.752-2(c).

"Membership Interest" means all of the rights of a Member in the Company, including a Member's: (i) Financial Interest; and (ii) right to inspect the Company's books, as provided hereunder.

"Minimum Capitalization" has the meaning set forth in Section 3.1.

"MWG" has the meaning set forth in Section 6.1.3.

"Net Cash Flow" means, during any time prior to Recoupment, the Gross Receipts of the Company less any Running Expenses, Other Expenses and Reserves of the Company and any Production Expenses in excess of Full Capitalization.

"Net Income" and "Net Loss" mean the taxable income or taxable loss of the Company for federal income tax purposes for each Accounting Period, computed by (i) taking into account (a) net capital gain or net capital loss of the Company and (b) tax-exempt income received by the Company and (ii) treating expenditures described in Section 705(a)(2)(B) of the Code as deductible expenses. Net Income and Net

Loss shall be determined under federal income tax accounting principles using method of accounting utilized by the Company for federal income tax purposes.

"Net Profits" means the Gross Receipts of the Company less Expenses following Recoupment.

"NG" means No Guarantees LLC, a Manager.

"Nonrecourse Deductions" has the meaning set forth in Regulation Sections 1.704-2(i)(1) and 1.704-2(i)(2).

"Offering End Date" has the meaning set forth in Section 3.1.1.

"Operator" has the meaning set forth in Section 6.9.

"Other Expenses" means all expenses of any kind or nature other than those included in Production Expenses and Running Expenses actually and reasonably incurred in connection with the operation of the business of producing the Play, including, without limitation, commissions paid to agents, monies paid or payable in connection with claims for plagiarism, libel, negligence, monies paid or payable in connection with any other legal claims made against the Company for any reason, efforts to establish that the Production or portions thereof is outside union jurisdiction, etc., contingent expenses and liabilities, the payment or reasonable retention for bonds, and unmatured expenses and liabilities. Until the final determination of such expenses, the Managers shall have the absolute right to fix, as the reasonable amount thereof, such sums as the Managers, in their sole discretion, deem advisable.

"Partnership Representative" has the meaning set forth in Section 9.5.1.

"Percentage" means, with respect to each Member or other Financial Interest Holder, the percentage interest in the Company of such Member or other Financial Interest Holder, equal to the quotient amount of such Member or other Financial Interest Holder's Capital Contribution divided by the aggregate amount of all Members' and other Financial Interest Holders' Capital Contributions.

"Performer Agreement" has the meaning set forth in Section 6.8.

"Person" means and includes an individual, corporation, partnership, association, limited liability company, trust, estate, or other entity.

"Play" means the stage play entitled "*Burnout Paradise*" by Author.

"Producer" means the Managers, and such other parties as the Managers shall decide in its sole discretion to become producers of the Play.

"Production" means Producer's limited engagement Off-Broadway production of the Play, to be presented in the spring of 2026 at Astor Place Theatre, or at such other venue and at such other time as determined by the Managers in their sole and absolute discretion.

"Production Expenses" means the total expenses, charges and disbursements of any kind incurred in connection with the Play's production, including, without limitation, fees of Author, Director, designers, General Manager, company manager, theatre party representatives, production secretaries, assistants, technical crew or other stagehand labor, costs of sets, curtains, drapes, costumes, properties, furnishings, electrical and sound equipment, premiums for bonds and insurance, deposits with any trade unions or other similar organizations by which, according to custom and usual practices of theatrical business such deposits may be required to be made, advances to Author or any other members of the creative team (if applicable), rehearsal charges, transportation charges, cash office charge as is customary for similarly situated productions at the time the Play is so presented, travel and living expenses, insurance premiums, out-of-town losses, preliminary advertising, unrecouped advances, advance royalties, taxes of whatsoever kind or nature, expenses for replacement or substitution of any of the foregoing items and any and all other expenses usually included in the term "production expenses" in the theatrical industry.

"Recoupment" means the point at which the aggregate of (i) all Production Expenses (exclusive of bonds and security deposits) and (ii) all Running Expenses and Other Expenses shall have been recovered as a result of the receipt by the Company hereunder of monies from any and all sources in respect of any rights in or to the Play.

"Regulation(s)" mean the regulations, including any temporary regulations, from time to time promulgated under the Code.

"Regulation Crowdfunding" means 17 C.F.R. § 227 implementing Section 4(a)(6) of the Securities Act of 1933.

"Regulatory Allocations" has the meaning set forth in Schedule 4.3.

"Reserves" means the amount of cash reserves set aside by the Managers to provide for (i) future operating expenses of the Company, (ii) contingent liabilities of the Company and (iii) cash needed to establish additional companies with respect to the performance of the Play, if any.

"Rights Agreement" has the meaning set forth in Section 6.1.1.

"Running Expenses" means all expenses, charges and disbursements of whatsoever kind actually incurred in connection with the operation of the Play, including, without limitation, salaries, fees or royalties, if any, based on GWBOR, company share or weekly operating profits (provided that any amounts paid as Net Profits shall not be included in the calculation of Running Expenses) payable to all parties including the Author, producers, Director, star, performers, designers and theatre, compensation paid to the cast, technical crew or other stagehand labor, General Manager, and costs of music and/or other third party content, if any, and miscellaneous supplies, transportation charges, legal and accounting expenses, theatre charges and operating expenses, preview losses and all other expenses and losses of whatsoever kind or nature actually incurred in connection with the operation of the Play, and taxes of whatsoever kind or nature, other than taxes on the incomes of the Members and any and all other expenses usually included in the term "running expenses" in the theatrical industry.

"Special Loan" has the meaning set forth in Section 4.3.3.

"Subscription Agreement" means that certain subscription agreement, executed by and between a Member and the Company, pursuant to which, assuming acceptance of such subscription by the Managers, the Member has subscribed for and purchased its Membership Interest.

"Transfer" means, when used as a noun, any sale, hypothecation, pledge, assignment, attachment, or other transfer, and, when used as a verb, means to sell, hypothecate, pledge, assign, or otherwise transfer.

"Venue Agreement" has the meaning set forth in Section 6.9.

"Vesting" has the meaning set forth in Section 6.1.5.

"Voluntary Withdrawal" means a Member's disassociation with the Company by means other than a Transfer or an Involuntary Withdrawal.

"Weekly Net Operating Profits" or "WNOP" means the operating profits derived from each performance week of the Production, after the deduction from GWBOR of all Running Expenses and Other Expenses, including any amortization factor.

 1.2 AGREEMENT TERMS GENERALLY. Any of the terms defined in this Agreement may, unless the context otherwise requires, be used in the singular or the plural and in any gender or neuter depending on the reference; the words "herein", "hereof" and "hereunder" and words of similar import, when used in this Agreement, shall refer to this Agreement as a whole and to any particular provision of this Agreement; the words "include," "includes" and "including" when used in this Agreement shall be deemed to be followed by the phrase "without limitation"; the words "or," "either" and "any" shall be inclusive and not exclusive; any reference to a "day" or "days" without explicit qualification of a business day shall refer to a calendar day; if any action is required to be taken by a particular day and such day is not a business day, then such action shall be considered timely if it is taken by the next business day; and except as otherwise specified in this Agreement, all references in this Agreement (i) to any agreement, document, certificate or other written instrument shall be a reference to such agreement, document, certificate or instrument, in each case together with all exhibits, schedules, attachments and appendices thereto, and as amended, restated, supplemented or otherwise modified from time to time in accordance with the terms thereof; and (ii) to any law, statute or regulation shall be deemed references to such law, statute or regulation as the same may be supplemented, amended, consolidated, superseded or modified from time to time.

ARTICLE II
ORGANIZATION; PURPOSE; NAME; PRINCIPAL OFFICE; MEMBER INFORMATION; TERM

 2.1 ORGANIZATION. The Managers have caused the Company to be formed as a limited liability company pursuant to the Act and the provisions of this Agreement and, for that purpose, has caused the Articles of Organization of the Company (the "Articles of Organization") to be prepared, executed, and filed with the Department of State of the State of New York on August 19, 2025. The parties hereto ratify and adopt such Articles of Organization. In the event of a conflict between the Articles of Organization and the terms of this Agreement, this Agreement shall govern and it is hereby agreed that the terms of the Articles of Organization shall in no way contradict the terms hereof. The Articles of Organization shall be made available to any Member prior to the making of its Capital Contribution upon the request of such Member.

 2.2 PURPOSE. The Company is organized for the purpose of exploiting and turning to account the rights at any time held by the Company in connection with the Play, subject to the terms of the Rights Agreement. Except as specifically set forth herein, the Company shall have no further, additional or other rights in the Play.

 2.3 NAME. The name of the Company shall be BURNOUT PARADISE LIMITED LIABILITY COMPANY. The Company may do business under that name and under any other name or names upon which the Managers determine. If the Company does business under a name other than that set forth in its Articles of Organization, then the Company shall file any amendment, supplement or certificate as may be required by the Act.

 2.4 PRINCIPAL OFFICE. The location of the principal office of the Company shall be c/o Baseline Theatrical, 1501 Broadway, 24th Floor, New York, NY, 10036, or such other place as the Managers may determine from time to time and notice of which shall be given to the Members.

2.5   MEMBER INFORMATION. The name, present mailing address, federal tax ID number, and Percentage of each Member are maintained at the place of business of the Company.

2.6   TERM. The term of the Company shall begin upon the filing of the Articles of Organization with the Department of State of the State of New York and shall continue in perpetuity unless its existence is sooner terminated pursuant to this Agreement.

ARTICLE III
CAPITAL; CAPITAL ACCOUNTS

3.1   CAPITAL CONTRIBUTIONS. The Members collectively shall contribute cash to the capital of the Company (unless some other form of contribution is agreed to by the Managers) in an amount totaling One Million Five Hundred Thousand Dollars ($1,500,000) (the "Maximum Capitalization").

The Managers estimate that the Maximum Capitalization will be sufficient to meet and satisfy the Production Expenses of the Play. However, if the Managers determine that a lesser sum will be sufficient to meet and satisfy the Production Expenses, the Managers may raise such amount as the Managers shall determine is sufficient, but the first closing of the offering will in no event be less than Ten Thousand Dollars ($10,000) (the "Minimum Capitalization"). The Managers reserve the right, in their sole and absolute discretion and at any time prior to completing the offering, to do so for less than the Maximum Capitalization at any time after the Minimum Capitalization has been secured. In the event that the Managers exercise the right to complete the offering with less than the Maximum Capitalization, such lesser capitalization (provided it is at least the Minimum Capitalization) plus the amount in equity required as a fee to the funding portal pursuant to the Form C shall be hereafter referred to as "Full Capitalization." The Managers reserve the right to conduct the first closing of the offering at any time following achievement of Minimum Capitalization, provided that the Managers reserve the right to continue to accept contributions and conduct further closings, not to exceed the Maximum Capitalization, up through the Offering End Date.

The Managers reserve the right, in their sole and absolute discretion, for the Company to accept promissory notes, advances paid by theatres, sponsorship or other financing made available by presenters of the Play and loans from any Person (including the Managers or Affiliates thereof), and to apply such promissory notes, advances, other financing and/or loans towards Production Expenses of the Play. To the extent that the Company accepts such promissory notes, advances, other financing and/or loans and such promissory notes, advances, other financing and/or loans are applied to the Production Expenses of the Play, the Company will be deemed to have obtained Full Capitalization at such time as the aggregate of such promissory notes, advances, other financing and/or loans, if any, together with the Capital Contributions of the Members, equals Full Capitalization. Without limiting the foregoing, and for the avoidance of doubt, the Managers may secure any of the foregoing loans against a monetized Tax Credit, which is further described in Section 5.1.7 below, and interest on such loans may be charged as an Expense to the Company. For the avoidance of doubt, Managers shall have the right to take such loans into account in determining Full Capitalization. The Managers, their Affiliates and/or a third party may post, by letter of credit or otherwise, any bonds or deposits required of the Company in return for which such Person may receive a Membership Interest for all or a portion of such bonds and deposits.

3.1.1   The Capital Contribution of each Member shall be kept in trust, in a special bank account to be opened by the Managers on behalf of the Company at City National Bank, 1140 6th Avenue, New York NY 10036 (the "Bank"), or such other bank as the Managers determine in their sole discretion, under the name of the Company and shall be available for immediate use. In the event Full Capitalization is not secured by the earlier of (i) December 31, 2026, or (ii) the day of the official press opening of the Production in New York City (the "Offering End Date"), the Company shall return to the Members all

Capital Contributions, subject to the terms of this Agreement and subject to the ability of the Company to return such Capital Contributions.

3.1.2   Notwithstanding anything to the contrary contained herein, each prospective Member shall, at the time of executing this Agreement, pay to the Company all of its agreed Capital Contribution, and authorize the Managers to expend all of said Capital Contribution, prior to Full Capitalization, on an immediate use basis, for any proper purpose of the Company. In such event, the Managers shall assign to the Company all of the benefits derived from the expenditure of said funds for such purposes and pay any balance of the sum so advanced into the special bank account located at the Bank, as herein provided. Further, because each Member has executed the signature page to this Agreement providing for a waiver of the right of refund, such Member will be deemed to have waived its right of refund of any portion of its Capital Contribution expended for any proper purpose in the event the offering is abandoned prior to Full Capitalization. Accordingly, such Member will not receive reimbursement of such portions of its Capital Contribution as may have been used for any proper Company purpose.

3.1.3   The Managers shall have the right but not the obligation to deposit the Capital Contributions in an interest-bearing account and the Members who have authorized use of the Capital Contributions prior to Full Capitalization will be deemed to have also authorized the expenditure of interest (if any) earned on its Capital Contributions. In the event Full Capitalization is not secured by the Offering End Date, any unexpended balance of the interest will be returned to such Members pro-rata. Upon Full Capitalization, the interest earned, if any, on Capital Contributions of all Members shall be considered as income to the Company.

3.1.4   Except as set forth herein, the Managers shall not be required to make any Capital Contributions as a Member to the Company. Any money spent by the Managers and/or their principals or Affiliates prior to Full Capitalization may, at the election of the Managers, be (i) repaid by the Company to the Managers; (ii) treated as a loan to the Company; or (iii) deemed a Capital Contribution to the Company.

3.1.5   In the event that the actual organizational expenses and Production Expenses of the Company shall exceed the estimated capitalization requirements, or if the Company's funds shall be insufficient or otherwise not available to pay any of the Company's Running Expenses or Other Expenses, the Managers agree to use commercially reasonable efforts to obtain such sums as shall equal the excess. Such additional contributions shall not have the effect of reducing the share of Adjusted Net Profits payable to the Members but may be treated as loans to the Company payable, along with interest (if any), prior to return of Capital Contributions. Any payments of Adjusted Net Profits in connection with such loans shall be paid out of the Managers' share of Adjusted Net Profits. Nothing herein, however, shall obligate the Managers to make available such funds from their (or their Affiliates') own personal funds.

3.1.6   Notwithstanding anything to the contrary set forth herein, the Managers shall have the right (whenever in their discretion the Managers shall deem it reasonably necessary) to abandon the Production and the exploitation of other rights at any time for any reason whatsoever. In the event of such abandonment, the Company shall be forthwith dissolved and all funds then held in the special bank account and all "cash proceeds" shall be distributed to the Financial Interest Holders in the manner set forth herein.

3.1.7   The Managers may, in their sole discretion, furnish or cause to be furnished in-kind contributions to the Company, including goods and services and elements of the physical production. Any Person (including the Managers) furnishing in-kind contributions may have the value thereof, fixed by the Managers at their sole discretion, deemed its Capital Contribution to the Company and receive, as a Member, the Financial Interest otherwise allocable to the amount of said in-kind contribution. It is anticipated, pursuant to the Form C, that a portion of the funding portal's services will be paid as a fee that is deemed an in-kind contribution.

3.2   NO ADDITIONAL CAPITAL CONTRIBUTIONS REQUIRED. No Member shall be required to contribute capital to the Company except as pursuant to Section 3.1 above. No Member shall have any personal liability for any obligation of the Company.

3.3   NO INTEREST ON CAPITAL CONTRIBUTIONS. Except as set forth herein, Financial Interest Holders shall not be paid interest on their Capital Contributions.

3.4   RETURN OF CAPITAL CONTRIBUTIONS. Except as set forth herein, no Financial Interest Holder shall have the right to receive any return of any Capital Contribution.

3.5   FORM OF RETURN OF CAPITAL. If a Financial Interest Holder is entitled to receive a return of a Capital Contribution, the Company may distribute cash, notes, property, or a combination thereof to the Financial Interest Holder in return of the Capital Contribution.

3.6   CAPITAL ACCOUNTS. A separate Capital Account shall be maintained for each Financial Interest Holder.

3.7   MANAGERS' RIGHT TO RETURN CONTRIBUTIONS. The Managers reserve the right, at any time until the Company is closed to further Capital Contributions, to return all or any part of the contribution of any Member for any reason whatsoever. Upon return of any portion of any contribution to any Member, neither the Managers nor the Company shall have any further obligations to a Member in connection with such returned contribution.

3.8   LOANS. Any Member (including the Managers) may, with the consent of the Managers, at any time, make or cause a loan to be made to the Company in any amount and on those terms as approved by the Managers.

ARTICLE IV
DISTRIBUTIONS OF CASH FLOW AND PROFITS; ALLOCATIONS

4.1   DISTRIBUTIONS OF NET CASH FLOW.

4.1.1   Subject to Section 4.4.1 hereof, Net Cash Flow of the Company, if any, shall be distributed to the Members or other Financial Interest Holders from time to time and at such times as the Managers, in their sole and absolute discretion, shall determine, in each case in proportion to their respective Capital Contributions until the aggregate amount of Net Cash Flow so distributed to each Member or other Financial Interest Holder under this Section 4.1 equals such Financial Interest Holder's respective Capital Contribution.

4.1.2   For purposes of this Section 4.1, if any Member has assigned its Financial Interest (or a percentage thereof) to an unadmitted Financial Interest Holder, such unadmitted Financial Interest Holder shall be treated as having made the unrepaid Capital Contribution (or the applicable percentage thereof) of such assignor-Member's unrepaid Capital Contribution and such assignor-Member's unrepaid Capital Contribution shall be correspondingly adjusted.

4.2   DISTRIBUTIONS OF NET PROFITS.

4.2.1   The Managers shall have the right at their sole and absolute discretion to compensate third parties providing services to the Play in whole or in part by the payment of Net Profits. To the extent Net Profits are payable to third parties as set forth in this paragraph, as further described in

Section 4.2.2 below, such payments shall be deducted from one hundred percent (100%) of Net Profits before Adjusted Net Profits are calculated and paid to the Financial Interest Holders. Such payments shall be treated as royalties and as an expense of the Company.

4.2.2   Subject to Sections 4.1 and 4.4.1 hereof, Net Profits of the Company may be utilized or distributed, as the case may be, as the Managers shall determine in their sole and absolute discretion. It is anticipated that Net Profits, if any, will be distributed as follows:

(i)   To any party providing services to the Play and/or the Production and entitled to compensation in whole or in part by the payment of Net Profits in accordance with Section 4.2.1. As of November 6, 2025, it is expected that an aggregate of at least Five and One Half Percent (5.5%) of Net Profits shall be payable to Author, Originating Producer and General Manager, commencing no later than one hundred ten percent (110%) Recoupment. The foregoing allocation of Net Profits to parties providing services to the Play and/or the Production is subject to change, including increase, at the Managers' discretion.

(ii)   The remaining Net Profits, defined as "Adjusted Net Profits," shall be distributed fifty percent (50%) to the Financial Interest Holders in proportion to their respective Percentages; and fifty percent (50%) to the Managers.

4.3   ALLOCATION OF NET INCOME AND NET LOSS.

4.3.1   Allocation of Net Income. Except as otherwise provided in Schedule 4.3, Section 4.4 and Section 4.5 hereof, Net Income of the Company for any Accounting Period shall be allocated among the Financial Interest Holders in the following order of priority:

(i)   Net Income up to the excess, if any, of the aggregate Net Loss allocated pursuant to Section 4.3.2(iii) for any prior Accounting Period over the aggregate amount previously allocated pursuant to this Section 4.3.1(i) shall be allocated to the Financial Interest Holders in proportion to such excess;

(ii)   Any remaining Net Income up to the excess, if any, of the aggregate Net Loss allocated pursuant to Section 4.3.2(ii) for any prior Accounting Period over the aggregate amount previously allocated pursuant to this Section 4.3.1(ii) shall be allocated to the Financial Interest Holders in proportion to such excess for each Financial Interest Holder; and

(iii)   Any remaining Net Income shall be allocated to the Financial Interest Holders in proportion to their respective Financial Interests.

4.3.2   Allocation of Net Loss. Except as otherwise provided in Schedule 4.3, Section 4.4 and Section 4.5 hereof, Net Loss of the Company for any Accounting Period shall be allocated among the Financial Interest Holders in the following order of priority:

(i)   Net Loss up to the excess, if any, of the aggregate Net Income allocated pursuant to Section 4.3.1(iii) for any prior Accounting Period over the sum of the aggregate amount previously allocated pursuant to this Section 4.3.2(i) shall be allocated to such Financial Interest Holders in proportion to such excess;

(ii)   Any remaining Net Loss up to the aggregate of the positive adjusted Capital Account balances of the Financial Interest Holders shall be allocated to the Financial Interest Holders in proportion to their respective positive adjusted Capital Account balances; and

(iii) Any remaining Net Loss shall be allocated to the Financial Interest Holders in proportion to their respective Financial Interests.

4.3.3 The Company shall be entitled to deduct, withhold and/or pay any and all future taxes or withholdings, and all liabilities with respect thereto to the extent that the Company in good faith determines that such deduction, withholding or payment is required by the Code or any other Federal, state, local or foreign law, rule or regulations which is currently in effect or which may be promulgated hereafter.

Any such taxes withheld from an actual distribution of a Financial Interest Holder shall, for all purposes of this Agreement, be treated as a distribution to such Financial Interest Holder of the same type and character as the distribution giving rise to the withholding obligation.

Any amount deducted, withheld or paid with respect to a Financial Interest Holder that is not actually wholly deducted from a distribution including but not limited to any amount measured by such Financial Interest Holder's distributive share of any Company item, shall be considered a loan (a "Special Loan") by the Company to such Financial Interest Holder (the "Borrowing Financial Interest Holder"). Special Loans hereunder shall be approved by the Managers. The Borrowing Financial Interest Holder shall repay any such Special Loan to the Company within ten (10) days after the Managers deliver a written demand therefor, together with interest at the prime rate (plus two percent (2%)) at the bank in which the accounts of the Company are maintained, from the date such loan was made until the date of the repayment thereof.

In the event the Company borrows funds to pay such tax, the interest rate paid by the Company shall be the interim rate paid by the Financial Interest Holder, notwithstanding anything herein to the contrary. In addition to any other rights of the Company to enforce the Company's right to receive repayment of the Special Loan, plus any accrued interest thereon, the Company may deduct from any actual distribution to be made to a Borrowing Financial Interest Holder or any amount available for distribution to a Borrowing Financial Interest Holder an amount not greater than the outstanding balance of any Special Loan, plus any accrued interest thereon, as a payment in total or partial satisfaction thereof.

In the event that the Company deducts the amount of the Special Loan plus any accrued interest thereon from any actual distribution or amount available to be distributed, the amount that was so deducted shall be treated as an actual distribution to the Borrowing Financial Interest Holder for all purposes of this Agreement.

4.4 LIQUIDATION AND DISSOLUTION.

4.4.1 Upon the liquidation of the Company, after the obligations set forth in Section 8.2 have been met, the Net Cash Flow or Adjusted Net Profits, as the case may be, of the Company, if any, shall be distributed to the Financial Interest Holders in accordance with the positive balances in their respective Capital Accounts, after taking into account (i) the allocation of Net Income or Net Loss, if any, to the Financial Interest Holders under Article IV hereof and Schedule 4.3 hereto resulting from the liquidation of the Company and (ii) the utilization of Adjusted Net Profits under Section 4.2 hereof.

4.4.2 If any Financial Interest Holder receives a distribution of cash or property in liquidation on his interest (within the meaning of the term "liquidation" as used in Regulation Section 1.704-1(b)(2)(ii)(g) or any successor provision), immediately prior to such distribution, the Capital Account of each Financial Interest Holder shall be increased or decreased, as the case may be, to reflect the manner in which the unrealized income, gain, loss, and deduction inherent in the property owned by the Company (that has not previously been reflected in the Capital Accounts of the Financial Interest Holders) would be allocated among the Financial Interest Holders if there had been a taxable disposition of such property at its fair market value immediately prior to such distribution.

4.5   GENERAL.

4.5.1   If any assets of the Company are distributed in kind to the Financial Interest Holders, those assets shall be valued on the basis of their fair market value, and any Financial Interest Holder entitled to any interest in those assets shall receive that interest as a tenant-in-common with all other Financial Interest Holders so entitled. Unless the Managers otherwise agree, the fair market value of the assets shall be determined by an independent appraiser who shall be selected by the Managers. The unrealized appreciation or depreciation, if any, attributable to each of the assets to be so distributed shall be aggregated and the net appreciation or net depreciation so computed shall be allocated among the Financial Interest Holders in accordance with Section 4.3 and shall be properly credited or charged to the Capital Accounts of the Financial Interest Holders prior to the distribution of such assets.

4.5.2   All Net Income, Net Loss and each item of Company income, gain, loss, deduction and credit for Federal income tax purposes shall be allocated, and all distributions of Net Cash Flow or Adjusted Net Profits shall be made, to the Persons shown on the records of the Company to have been Financial Interest Holders as of the last day of the Accounting Period (or calendar quarter, in the case of distributions) for which the allocation or distribution is to be made. Notwithstanding the foregoing, unless the Company's Accounting Period is separated into segments, if there is a Transfer or an Involuntary Withdrawal during the Accounting Period, the Net Income, Net Loss, taxable Income or taxable Loss shall be allocated between the original Financial Interest Holder and the successor on the basis of the number of days each was a Financial Interest Holder during the Accounting Period. No Financial Interest Holder shall be personally liable in any way including, without limitation, for any debts, obligations or losses of the Company in any event, except to the extent of the capital contributed by such Financial Interest Holder.

ARTICLE V
MANAGEMENT

5.1   MANAGEMENT OF THE COMPANY BY MANAGERS.

5.1.1   The business, affairs, property and assets of the Company shall be managed exclusively by the Managers. Except for situations in which the approval of the Members is expressly required by the Act or this Agreement, the Managers shall have full, complete and exclusive authority, power and discretion to manage and control the business, property and affairs of the Company, to make all decisions regarding those matters and to perform any and all other acts or activities, customary or incident to the management of the Company's business, property and affairs.

5.1.2   The Managers agree to render services customarily and usually rendered by theatrical producers and to devote as much time to the affairs of the Company as may be reasonably necessary; it being agreed, however, that subject to faithful performance by the Managers of this obligation, the Managers (or any of their Affiliates) may engage in any other business or activity, including, but not limited to, other theatrical productions of the Play or any other theatrical property or general business affairs and third party arrangements related to theatrical producing. Neither the Company nor any Member shall have any right in or to such other business or activity or to the income or proceeds derived therefrom. The Managers (or any of their Affiliates) shall not be obligated to present any investment opportunity or prospective economic advantage to the Company (or its Members), even if the opportunity is of a character that, if presented to the Company, could be taken by the Company. The Members acknowledge that the Managers and their Affiliates may own and/or manage other businesses, and that such other businesses may compete with the Company and for the Managers' time. The Members hereby waive any and all rights and claims which they may otherwise have against the Managers and their officers, directors, shareholders, partners, members, managers, agents, employees and Affiliates as a result of any such activities.

5.1.3   The Managers (subject to the rights of other third parties whose approvals are necessary) shall have complete control, in their discretion, over both the production of the Play by the Company and the exploitation of all rights therein held by the Company, including, without limitation, changes in the script, choice of cast, directors and designers, choice of theatres or other performance venues (including those owned by Managers and their Affiliates, if any), design elements and choice of general management and production staff, prices of tickets, and the timing of opening and closing of all productions of the Play.

5.1.4   The Company may enter into agreements with other Persons in which any Manager, principal and/or Affiliate of a Manager may be interested, directly or indirectly, for obtaining other properties or services for the Company; provided that the terms of such transactions are no less favorable to the Company than those that reasonably could be obtained by the Company from unaffiliated third parties. Such transactions may include, without limitation, retaining any Manager, principal of a Manager and/or Affiliate of a Manager to serve as producer, executive producer, general manager, booking agent, advertising agent, merchandiser, press representative, foreign market presenter and/or marketing director for any production of the Play or the license of a theatre for the presentation of the Play from an affiliate of a Manager.

5.1.5   The Managers shall have the unrestricted right, in their sole discretion, to co-produce with and/or license any rights in the Play held by the Company to any other Person and to enter into any agreements, including partnership agreements, joint venture agreements, leasing agreements, and/or licensing agreements, including, without limitation, as described in Section 6.5 hereof.

5.1.6   The Managers shall have the right, in their sole discretion, to cause the Company to be converted from a limited liability company to a limited partnership or merge the Company into a limited partnership or take any other action which may have a similar result and to replace this Agreement with a limited partnership agreement, provided there is no negative impact on the Members as a result thereof.

5.1.7   The Managers shall have the right in their sole discretion, to take any actions on behalf of the Company to take advantage of the New York City Musical and Theatrical Production Tax Credit for available for Off-Broadway shows, if available, or such other tax credit in effect at the time for which the Company may be eligible (the "Tax Credit"). In connection therewith, the Managers may, in their sole discretion, form an affiliated corporation (the "Corporation") in order to monetize such Tax Credit. At the Managers' election, the Company may enter into a production services agreement with such Corporation to provide production services and weekly operating services. Such Corporation may be subject to federal corporate income tax on a reportable net income. There is no guarantee that the Company will receive the aforementioned Tax Credit, or that any of the Financial Interest Holders will receive any benefit from the Tax Credit. Further, the Company will incur additional costs in connection with securing the Tax Credit and/ or may offset any potential benefit received from the credit by the expenses associated with securing the credit. Empire State Development of New York State has advised the Broadway League and Off-Broadway League that funding for the New York City Musical and Theatrical Production Tax Credit program is nearing depletion, and that the program does not anticipate that it will accept applications for productions with a first paid public performance after certain cut-off dates (which continue to change but currently would be prior to the first performance of the Broadway Production).

5.1.8   The Managers shall have the right, in their sole discretion, to form other limited liability companies, limited partnerships or other entities for the exploitation of any rights in the Play held by the Company, including, without limitation, to present additional companies or productions of the Play.

5.1.9   Notwithstanding anything herein to the contrary, in the event that any Manager shall desire, in association with any Person, to produce or co-produce an additional company of the Play, it shall have the absolute right to do so and may receive compensation therefor without any obligation whatsoever to account to the Company or the Members thereof; provided, however, that the Company shall receive from any entity producing or licensing or leasing the right to produce such additional company, the customary fees and/or royalties payable to it, if any, as licensor.

5.1.10   The Managers shall have the right to arrange for the payment of additional compensation, contingent or otherwise, to other parties, including any of the Members who in the judgment of the Managers bear unusual risks or are otherwise entitled to additional compensation apart from such Member's otherwise allocated share of Adjusted Net Profits. Such additional compensation or the form thereof need not be the same for all of the Members, provided that if such additional compensation is payable from or measured by Adjusted Net Profits, it shall be payable solely from the Managers' share of Adjusted Net Profits.

5.2   ELECTION OF MANAGERS.

5.2.1   The Company shall have one or more Managers unless otherwise noted in the Articles of Organization. If at any time there is more than one Manager, references herein to "the Manager" shall be deemed to mean "the Managers" unless the context requires otherwise. Unless a Manager resigns, each Manager shall hold office until a successor shall have been selected by the remaining Manager(s), or elected and qualified, as set forth herein. A Manager need not be an individual, a resident of the state in which the Company has been formed, or a citizen of the United States.

5.2.2   A Manager may resign at any time by giving written notice to the Company. The resignation of any Manager shall take effect upon receipt of such notice or at any later time specified in such notice. Unless otherwise specified in such notice, the acceptance of the resignation shall not be necessary to make it effective. The resignation of a Manager shall not affect the Manager's rights as a Member and shall not constitute withdrawal as a Member.

5.2.3   A vacancy occurring for any reason in the number of Managers may be filled by the remaining Manager(s) then in office; provided, however, that if there are no remaining Managers, a Manager shall be elected by the vote or written consent of the Members holding a majority of the Percentages then held by Members. Except in the event that there are no remaining Managers as aforesaid, the Members shall have no right to vote for the election, replacement or removal of Managers.

5.3   MEETINGS OF MANAGERS. Meetings of Managers are not required. Any action required or permitted to be taken by the Managers may be taken without a meeting. The manner in which the Managers shall make decisions and shall give their consent under this Agreement shall be determined by the Managers.

5.4   MEMBERS HAVE NO MANAGERIAL AUTHORITY. The Members shall have no power to participate in the management of the Company, except as expressly authorized by this Agreement or as required by the Act. Without limiting the foregoing, unless expressly and duly authorized in writing to do so by the Managers, no Member shall have any power or authority to bind or act on behalf of the Company in any way, to pledge its credit or to render it liable for any purpose.

5.5   LIABILITY OF MANAGERS. The Managers shall perform their duties in good faith, in a manner that the Managers reasonably believe to be in the best interests of the Company and with such care as an ordinarily prudent person in a similar position would use under similar circumstances. The Managers who so perform such duties shall not have any liability by reason of being or having been a Manager. The Managers shall not be liable to the Company or any Member for any loss or damage sustained by the Company or any Member, unless the loss or damage shall have been the result of the gross negligence or willful misconduct of such Managers. Without limiting the generality of the preceding sentence, the Managers do not in any way guarantee the return of any Capital Contribution to a Member or Adjusted Net Profits to a Member from the operations of the Company. Further, the Managers shall not be liable to the Members because any taxing authorities disallow or adjust any deductions or credits in the Company's income tax returns.

5.6   INDEMNIFICATION. The Company shall indemnify and hold harmless, and advance expenses to, the Managers, and officers of the Corporation, from and against any and all claims and demands to the maximum extent permitted under the Act, including, without limitation any actions of any constituent of any Manager in his or her capacity as Partnership Representative.

5.7   OFFICERS. The Managers may (but are not obligated to) designate one or more individuals as officers of the Company, who shall have such titles and exercise and perform such powers and duties as shall be assigned to them from time to time by the Managers. Any officer may be removed by the Managers at any time, with or without cause. Each officer shall hold office until his or her successor is elected and qualified. The same individual may hold any number of offices.

5.8   PAYMENTS TO MANAGERS AND AFFILIATES. The Managers shall be entitled to set and receive from the Company reasonable compensation as the Managers shall deem appropriate for such services at their sole and absolute discretion. It is anticipated that the Managers shall receive (i) a one-time upfront producer fee of Thirty Five Thousand Dollars ($35,000); (ii) a weekly office charge of One Thousand Dollars ($1,00) commencing four weeks prior to the first rehearsal and concluding upon the close of the Production; (iii) a weekly producer office fee of Four Thousand Dollars ($4,000) commencing four weeks prior to the first rehearsal and concluding upon the close of the Production; (iv) a weekly royalty of three percent (3%) of GWBOR, commencing upon the first paid public performance of the Production and concluding upon the close of the Production or, in lieu of the foregoing, the royalty may be paid as a minimum weekly guarantee of Two Thousand Five Dollars ($2,750) against six percent (6%) of WNOP; and (v) fifty percent (50%) of Adjusted Net Profits as further described in Section 4.2.2(ii) (which may be shared with third parties determined by the Managers and subject to any alternative calculation determined by the Managers). In addition, Operator, an Affiliate of NG, will be entitled to compensation for licensing the venue for the Production as further described in Section 6.9.

ARTICLE VI
PRODUCTION AGREEMENTS AND PLANS

6.1   RIGHTS AGREEMENT.

6.1.1   The Company entered into a rights agreement with Author dated as of November 6, 2025 (the "Rights Agreement") setting forth the terms Producer acquired to rights to present one or more second-class productions of the Play, including in the form of the Production.

6.1.2   Pursuant to the Rights Agreement, Author shall be entitled to a non-returnable but half-recoupable option payment of Twenty Five Thousand Dollars ($25,000) for an initial option period of twelve (12) months, subject to one extension of six months in exchange for a non-returnable and non-recoupable payment of Two Thousand Five Hundred Dollars ($2,500).

6.1.3   Pursuant to the Rights Agreement, Author shall receive the following compensation for the Production: (i) an advance of Five Thousand Dollars ($5,000) payable upon Full Capitalization recoupable from royalties above the minimum weekly guarantee and (ii) a weekly royalty equal to five percent (5%) of GWBOR increasing to ten percent (10%) following one hundred ten percent (110%) Recoupment or, in lieu of the foregoing, the royalty may be paid as a minimum weekly guarantee ("MWG") of Two Thousand Dollars ($2,000) against twelve percent (12%) of 100% of WNOP until 110% Recoupment, increasing to a MWG of Two Thousand Five Hundred Dollars ($2,500) against seventeen and one-half (17.5%) of WNOP until 150% Recoupment, and increasing to a MWG of Three Thousand Dollars ($3,000) against twenty percent (20%) of 100% of WNOP thereafter.

6.1.4   Pursuant to the Rights Agreement, Author has granted to the Company rights to exploit the merchandising rights in and to the Play.

6.1.5   Pursuant to the Rights Agreement, provided the Company presents the official press opening of the Production ("Vesting"), the Company shall be entitled to receive the following percentages of the revenue Author derives from the exploitation of subsidiary rights in the Play in the United States and Canada (worldwide in the case of audiovisual rights) following Vesting: Producer shall be entitled to 10% for opening, 20% for running one (1) month, 30% for running three (3) months, 40% for running six (6) months; provided that if any single subsidiary rights engagement is less than or equal to $25,000 per week, the foregoing percentages owed to Producer will be calculated based on 75% of such income (e.g. if the Production runs for six months, and Author subsequently receives an amateur license fee of $25,000 per week, Producer's share will be calculated as 40% of $18,750 (0.75 x $25,000 = $18,750) rather than 40% of $25,000).

Any such revenues shall be deemed not to include any amounts deducted for customary agency commissions (not to exceed in the aggregate twenty percent (20%) for amateur licenses and ten percent (10%) for all other exploitation) to the extent actually paid. Following Vesting of such right, the Company shall be entitled to such subsidiary rights participation until the date that is seven (7) years after the date of the final paid public performance of the Production.

6.1.6   Pursuant to the Rights Agreement, Author granted Producer the right to produce a live capture of the Production on terms to be negotiated in good faith and the right of first refusal and last negotiation to produce any audio-visual adaptation of the Play.

6.1.7   A copy of the Rights Agreement is available at the offices of the Company.

6.2   BUDGETS. Estimated budgets of Production Expenses and Running Expenses are attached hereto as Exhibit A and additional or revised budgets may be provided by the Managers from time to time. Production Expenses contained in any such budget may represent the Managers' estimated allocation of the proceeds of this offering as of the date of any such budget. The amounts reflected therein may change prior to the date of the commencement of rehearsals or the first public performance of the Production due to the needs of the Production. The estimated Running Expenses contained in any such budget will similarly represent the Managers' estimate of the costs of the Running Expenses as of the date of any such budget. The Managers reserve the right to revise such estimates and makes no representations with respect to the final cost of any Production Expenses or Running Expenses.

6.3   RECOUPMENT ESTIMATES. An estimate of Recoupment of the capitalization of the Company, based on estimated Production Expenses and estimated Running Expenses is attached as Exhibit

B. Such estimate is subject to change, and there can be no assurance that the Production will run for any particular length of time or that it will have audiences of any specified size for any specified length of time or that all tickets sold will be at full price. It is highly unrealistic to expect that the Production will achieve its maximum financial potential. Furthermore, additional payments, including fees or payments based on GWBOR, and/or any other calculation determined by the Managers, may be made to persons and/or entities contributing rights, goods or services to the Production, thereby increasing the Expenses and the length of time until Recoupment, or the establishment and distribution of Net Profits and Adjusted Net Profits. Furthermore, additional Expenses may be incurred which would increase the budget and consequently the period of time required to recover invested capital, or loans could be incurred by the Company which would further delay repayment of Capital Contributions or the establishment and distribution of Net Profits and Adjusted Net Profits.

6.4   ORIGINATING PRODUCER AGREEMENT. The Company entered into an agreement with Parrot Ox (the "Originating Producer") dated as of October 9, 2025, in connection with Originating Producer's development of the Play (the "Originating Producer Agreement"). Pursuant to the Originating Producer Agreement, it is Originating Producer shall be entitled to receive (i) a weekly fee of Three Hundred Fifty Dollars ($350) for each performance week, increasing to Five Hundred Dollars ($500) following Recoupment; (ii) a portion of Managers' royalty described in Section 5.9; and (iii) a portion of Net Profits described in Section 4.2.2(i). A copy of the Originating Producer Agreement, once executed, will be available for review at the offices of the Company.

6.5   CO-PRODUCER AGREEMENTS. The Managers shall have the right to co-produce the Production with any other party (including any Member). Presentation and/or production credits may be given by the Managers to their principals and/or Affiliates and/or to any other persons, firms or corporations as the Managers may determine. The Managers shall have the right, but not the obligation, to give certain co-producer, in association with and/or associate producer billing to certain of the Members without giving billing to all of the Members, and the basis therefor and form thereof shall be at the Managers' sole discretion.

6.6   CREATIVE PERSONNEL AGREEMENTS. The Company has entered into or may enter into various other agreements (each a "Creative Personnel Agreement", and collectively with the Rights Agreement, the "Creative Personnel Agreements") with the creative personnel (*e.g.*, set, lighting, sound, costume designers, and subsequent performers) of the Production, each of whom may be entitled to receive, in addition to customary fees and advances, a royalty and/or fee (as the case may be), payable on a weekly basis. As of November 6, 2025, such Creative Personnel Agreements have not been fully negotiated, or if negotiated, have not been executed. The Managers make no assurance that arrangements not yet embodied in executed agreements will be completed and executed or that they will be concluded on terms favorable to the Company or, indeed, at all. Copies of the foregoing Creative Personnel Agreements, following execution, will be available at the offices of the Company.

6.7   GENERAL MANAGEMENT AGREEMENT. The Company will enter into an agreement with General Manager, pursuant to which it will serve as General Manager of the Production (the "General Management Agreement"). In connection therewith, the General Manager will be entitled to receive: (i) a customary one-time production fee, (ii) a customary weekly production fee commencing four weeks prior to the first rehearsal and concluding four weeks following the close of the Production; (iii) a customary weekly office fee commencing four weeks prior to the first rehearsal and ending four weeks following the close of the Production, and (iv) a portion of the Net Profits as described in Section 4.2.2(i). A copy of the General Management Agreement, once executed, will be available at the offices of the Company.

6.8   PERFORMER AGREEMENT. The Company intends to enter into an agreement with Author in connection with the services of the individuals comprising Author as performers of the Production (the "Performer Agreement"). There can be no assurance that the Performer Agreement will be executed on terms favorable to the Company or at all. A copy of the executed Performer Agreement, once executed, will be available for review at the offices of the Company.

6.9   VENUE AGREEMENT. An Affiliate of NG, due to certain common ownership, is the operator of Astor Place Theatre ("Operator"), the venue in which the Production will be presented. The Company will enter into an agreement with Operator to license the venue for the Production on customary terms negotiated on an arms-length basis (the "Venue Agreement"). It is currently anticipated that the Venue Agreement will set the Production to run until June 28, 2026, with the possibility to extend. As of November 6, 2025, the Venue Agreement has not been fully negotiated, and there can be no assurance that it will be finalized on terms favorable to the Company. A copy of the executed Venue Agreement, once executed, will be available for review at the offices of the Company.

6.10   OTHER AGREEMENTS. In addition to the percentage of Net Profits payable as set forth in Section 4.2, the Managers shall be entitled to cause third parties, if any, providing services to the Play, to be paid compensation in whole or in part which includes, or is measured by Net Profits. To the extent Net Profits are distributed to third parties as set forth above, such payments shall be deducted from one hundred percent (100%) of Net Profits before Adjusted Net Profits are calculated and paid to the Members. Such payments shall be treated as additional royalties and as an expense of the Company in accordance with Section 4.2.

6.11   ASSIGNMENT OF AGREEMENTS. Upon Minimum Capitalization, any Manager shall assign to the Company all rights, and the Company shall assume all obligations, of any of the foregoing agreements or any other agreement entered into by a Manager in connection with the Play relating to rights necessary to produce the Production, to otherwise exploit the rights in the Play as contemplated in this Agreement and to engage the services of any persons required in connection therewith.

ARTICLE VII
TRANSFERS AND WITHDRAWALS

7.1   TRANSFERS. No Member may transfer, assign, convey, sell, encumber or in any way alienate all or any portion of its Membership Interest without the prior consent of the Managers, which consent may be withheld in their sole and absolute discretion. Each Member and Manager hereby acknowledges the reasonableness of this prohibition and any Transfer in violation of the prohibition contained in this Section 7.1 shall be invalid, null and void, and of no force or effect. In addition, no Member shall transfer, assign, convey, sell, encumber or in any way alienate all or part of its Membership Interest without compliance with all applicable securities laws, including that for one year following Member's acquisition of its Membership, no Transfer may occur except: To the Company; (2) To an accredited investor; (3) As part of an offering registered with the Securities & Exchange Commission; or (4) To a member of the family of the Member or the equivalent, to a trust controlled by the Member, to a trust created for the benefit of a member of the family of the Member or the equivalent, or in connection with the death or divorce of the Member or other similar circumstance. Any Person to whom Membership Interests are attempted to be transferred in violation of this Section 7.1 shall not be entitled to vote on matters coming before the Members, to participate in the management of the business or affairs of the Company or to exercise any rights of a Member. Notwithstanding anything to the contrary contained herein, in connection with any Transfer hereunder, the transferee shall be required to pay to the Company a transfer fee in cash which is sufficient, in the Managers' sole discretion, to cover all expenses incurred by the Company in connection with such Transfer and the admission of transferee as a Member, including without limitation the Company's reasonable attorneys' fees. In the event the transferee fails to pay such transfer fee, the applicable Transfer shall be null and void, unless otherwise expressly agreed by the Managers.

Notwithstanding the foregoing, the Managers may Transfer, assign, convey, sell, encumber and/or alienate all or any portion of their Membership Interests, their rights to distributions from Net Profits under Section 4.2 and their other rights to receive revenue hereunder.

7.2   SUBSTITUTION OF MEMBERS. A transferee of a Membership Interest shall have the right to become a substitute Member only if (i) the requirements of Section 7.1 are met; (ii) such Person executes an instrument satisfactory to the Managers accepting and adopting the terms and provisions of this Agreement; and (iii) such Person pays any reasonable expenses in connection with its admission as a new Member. The admission of a substitute Member shall not result in the release of the Member who assigned the Membership Interest from any liability that such Member may have had to the Company. The Managers may require the opinion of counsel from any potential transferee that the proposed Transfer is in accordance with all applicable laws and regulations.

7.3   TRANSFEREE NOT A MEMBER. No Person acquiring a Membership Interest pursuant to this Article other than a Member shall become a Member unless such person is approved by the Managers, which approval may be withheld in their sole absolute discretion. If no such approval is obtained, such Person shall become a Financial Interest Holder and shall be entitled only to receive the Financial Interest to which the Member from whom or which such Person received such Membership Interest would be entitled.

7.4   VOLUNTARY WITHDRAWAL. Except for cancellations permitted by the Form C, no Member shall have the right or power to Voluntarily Withdraw from the Company. Any withdrawal in violation of this Agreement shall entitle the Company to damages for breach, which may be offset against the amounts otherwise distributable to such Member. Notwithstanding the foregoing, a Manager shall have the right to Voluntarily Withdraw at any time.

7.5   INVOLUNTARY WITHDRAWAL. Immediately upon the occurrence of an Involuntary Withdrawal, the successor of the Withdrawn Member shall thereupon become a Financial Interest Holder but shall not become a Member.

ARTICLE VIII
DISSOLUTION, LIQUIDATION AND
TERMINATION

8.1   EVENTS OF DISSOLUTION. The Company shall be dissolved upon the happening of any of the following events:

8.1.1   Upon the written agreement of the Members holding one hundred percent (100%) of the Percentages then held by Members, subject to the consent of the Managers;

8.1.2   In the event no Manager is serving, unless the remaining Members holding a majority of the Percentages then held by Members, within ninety (90) days after such occurrence, elect to continue the business of the Company pursuant to the terms of this Agreement;

8.1.3   the abandonment of the Production as contemplated in Section 3.1.6;

8.1.4   at such time as (i) the Company has no further rights to produce the Play or to receive any income from any source in respect of the Play and/or (ii) the administrative costs incurred with respect to the Company (whether or not payable by the Company) shall exceed the income derived by the Company; or

8.1.5   at such time as the Managers determine at their sole and absolute discretion that it is not in the economic interests of the Company to continue the existence of the Company.

8.2   PROCEDURE FOR WINDING UP AND DISTRIBUTION. If the Company is dissolved, the Managers shall wind up its affairs. In such event, the assets of the Company shall be distributed, first, to creditors of the Company, including Members and Financial Interest Holders who are creditors, in satisfaction of the liabilities of the Company, and then to the Members and Financial Interest Holders in accordance with Section 4.4 of this Agreement. When there is a contingent debt, obligation or liability, a reserve shall be set up to meet it, and only if and when said contingency shall cease to exist, the monies, if any, in said reserve shall be distributed as heretofore provided in this Section 8.2.

8.3   FILING OF ARTICLES OF DISSOLUTION. If the Company is dissolved, the Managers shall promptly file Articles of Dissolution with the New York Secretary of State. If there is no remaining Manager, the Articles of Dissolution shall be filed by the last Person to be a Member; if there are no remaining Members, or a Person who last was a Member, the Articles of Dissolution shall be filed by the legal or personal representatives of the Person who last was a Member.

8.4   SALE OF ASSETS. In liquidating the assets of the Company, all assets of saleable value may be sold at public or private sale. Any Member and/or Manager, or any Affiliate of a Member or Manager, may purchase said physical assets at such sale; provided that the amount paid as a purchaser pursuant to any private sale shall be fair and reasonable.

8.5   COMPLETION OF RUN OF ALL COMPANIES. At any time after the completion of the run of all companies presenting productions under the management, license, or control of the Company, the Managers shall have the right to sell or otherwise dispose of the production rights and any other rights held by the Company, if any. The Members or Managers may be purchasers upon such sale, provided the amount paid as a purchaser shall be fair and reasonable.

ARTICLE IX
BANK ACCOUNTS; BOOKS; RECORDS; STATEMENTS; EXEMPTION; TAX ELECTIONS; FOREIGN JURISDICTION

9.1   BANK ACCOUNTS. All funds of the Company shall be deposited in a bank account or money market type account or accounts opened in the Company's name. The Managers shall determine the institution or institutions at which the accounts will be opened and maintained, the types of accounts, and the Persons who will have authority with respect to the accounts and the funds therein. The foregoing shall be designated by the Managers at any time.

9.2   BOOKS AND RECORDS. The Managers shall keep or cause to be kept complete and accurate books and records of the Company as required under the Act as well as supporting documentation of transactions with respect to the conduct of the Company's business. The books and records shall be maintained in accordance with good accounting practices as customarily applied in the theatrical industry and shall be available at the Company's principal office for examination by any Member or the Member's duly authorized representative at reasonable days and times, upon reasonable written notice, during normal business hours. The Managers shall likewise have available all box office statements received from the theatre for examination and inspection at any reasonable time by the Members or their legal representatives at such Member's expense.

9.3   STATEMENTS. As and when required pursuant to Section 23.03 of the Arts and Cultural Affairs Law of the State of New York (or any succeeding law), the Managers shall send the Members, at the Company's expense, a balance sheet as of the end of the applicable period and the related statements of income (or loss) and a Financial Interest Holder's capital account. All statements shall be prepared by such firm of accountants as the Company may at the time have handling its accounts, containing an express opinion by the Managers that such statements fairly and accurately present the financial position and results of operations of the Company. Notwithstanding the foregoing, the Managers shall make available to the Financial Interest Holders all such financial statements as may be mandated by the provisions of the relevant accounting regulations adopted by the Office of the Attorney General of the State of New York, to the extent such provisions are applicable to the Company.

9.4   EXEMPTION. If available to the Company, the Company intends to apply to the Office of the Attorney General of the State of New York for an exemption, pursuant to the provisions of Section 51.6 of Chapter III of the regulations adopted by that Office (or any succeeding law) pursuant to the provisions of Article 23.03 of the Arts and Cultural Affairs Law of the State of New York (or any succeeding law), from certain accounting requirements which would otherwise be applicable to the Company. In the event the foregoing exemption is granted, compliance with the provisions thereof shall fully satisfy the Company's obligations under Section 9.3 hereof.

9.5   PARTNERSHIP REPRESENTATIVE.

9.5.1   NG shall designate the partnership representative of the Company for purposes of Section 6223(a) of the Code (the "Partnership Representative"). Notwithstanding any other provision of this Section 9.5, the Partnership Representative shall promptly inform the Members of all significant matters that may come to its attention in its capacity as Partnership Representative and shall forward to each Member copies of all written communications it may send or receive in such capacity. The Partnership Representative shall represent the Company (at the Company's expense) in connection with all examinations of the Company's affairs by any federal, state, local or foreign taxing authority, including any resulting administrative and judicial proceedings, and may retain professional advisors in connection therewith on the Company's behalf. The Partnership Representative may, if permitted under Section 6221(b), cause the Company to elect out of the provisions of the federal income tax partnership audit rules on an annual basis.

9.5.2   If the Company becomes liable for any imputed underpayment with respect to items of Company income, gain, loss, deduction or credit, the Partnership Representative may cause the Company to make the election under Section 6226 of the Code in the manner provided by the Internal Revenue Service within forty-five (45) days after the date of the notice of a final partnership adjustment. Upon making such election, the Partnership Representative may, at the Company's expense, engage a certified public accountant or tax attorney for purposes of determining each Member's share of the adjusted items as set forth in the notice of final partnership adjustment for each party who was a Member during the taxable year that related to the adjustment item, and each such Member shall take such adjustment into account as required under Section 6226(b) of the Code and shall be liable for any related, income tax, interest, penalty or additional amount. If an election under Section 6226 of the Code is not made or such election is ineffective, and the Company is held directly liable for any additional income tax, interest, penalty or additional amount under the Code or other applicable law as a result of an adjustment to any of the Company's federal, state or local income tax returns, each Member shall, upon thirty (30) days written demand from the Partnership Representative, to pay the Company its share (as reasonably determined by the Managers with advice from a certified public accountant or tax attorney) of any additional tax, interest, penalty and additional amount penalty due.

9.5.3   Each Member shall provide such cooperation and assistance, including executing and filing forms or other statements and providing information about such Member, as the Partnership Representative may reasonably request to enable the Company to satisfy any applicable tax reporting or compliance requirement, to make any tax election or to qualify for an exception from or reduced rate of tax or other tax benefit or be relieved of liability for any tax regardless of whether such requirement, tax benefit or tax liability existed on the date such Member was admitted to the Company.

9.5.4   Any amounts paid to the Company by a Member pursuant to this Section 9.5 shall not be treated as a Capital Contribution for purposes of this Agreement, and any amounts paid by the Company on behalf of a Member that are not otherwise reimbursed by a Member shall constitute a distribution to such Member.

9.5.5   This Section 9.5 shall survive the termination, dissolution, liquidation and winding up of the Company and shall remain binding upon any person that has ceased to be a member of the Company. For purposes of this Section 9.5, the use of the term "Member" or "Members" shall include former Members and current and former Financial Interest Holders.

9.6   COMPANY TO BE TAXED AS A PARTNERSHIP. The Members intend that the Company will be treated as a partnership for Federal, state and local tax purposes and will be subject to all provisions of Subchapter K of Chapter 1 of Subtitle A of the Code.

9.7   FOREIGN JURISDICTION. The Company and the Managers expressly disclaim any and all representations or warranties regarding the treatment of the Company for tax purposes under the laws of any foreign jurisdiction, the characterization of distributions received by a Member for tax purposes under the laws of any foreign jurisdiction in which such Member may be subject to tax, the applicability of any double taxation agreement with respect to the Company and distributions made by it and the right of any Member to claim relief under such double taxation agreement with respect to payments of U.S. Federal income tax on Net Income of the Company allocated to such Member pursuant to Section 4.3 of this Agreement.

9.8   ELECTION OF SEPARATE ACTIVITIES. The Managers shall be authorized to cause the Company to elect, pursuant to Treasury Regulation Section 1.469-4(c), that the following undertakings are separate activities from each other: (i) the Production; (ii) dispositions of subsidiary rights in the Play; and (iii) subsequent productions of the Play, if presented by separate company or companies. Such election shall be made in the sole discretion of the Partnership Representative and shall not be deemed in any manner to be a representation or guarantee by the Partnership Representative or the Company of any particular tax treatment.

ARTICLE X
MEMBER REPRESENTATIONS (RISKS OF LOSS); MANAGER REPRESENTATIONS

10.1   MEMBER REPRESENTATIONS. Each Member represents and warrants that it understands that the sole business of the Company will be presenting the Play as contemplated herein and the turning to account of the Company's rights in the Play, and that in such a venture the risk of loss is especially high in comparison with the prospects for any profit. Membership Interests should not be purchased unless such Member is prepared for the possibility of total loss. Such Member represents and warrants that it has considered carefully the various risk factors, which include, without limitation:

10.1.1   There can be no assurance that the Play will be presented, or if presented, will run for any specified length of time or that any actual expenses incurred will be within projected estimates so that any part of the Capital Contributions will be repaid. While no accurate industry statistics are available, the vast majority of theatrical productions report losses and unrecovered production expenses. Further, there is no assurance that the Play will be an economic success even if the Play receives critical acclaim. Members may have received from the Managers budgets and/or financial projections and/or financial sensitivity analysis, but such budgets, projections and analyses are based upon untested assumptions, all of which are subject to the risk factors set forth herein and mistakes or misjudgments by the Managers or its agents as well as many factors over which the Managers and the Company will have no control.

10.1.2   The Managers have the right to abandon the Production at any time for any reason whatsoever. If such abandonment occurs after Full Capitalization and before the opening of the Play, the Members will immediately lose all of their investments, except for such funds as may not have been expended for the Production. Further, the risks set forth in Section 3.1.2 hereof (including in respect of such Member's waiver of its right of refund) are incorporated herein by reference.

10.1.3   The Managers' sole responsibility in respect of returning the Capital Contribution raised by it if Full Capitalization is not achieved is set forth in Section 3.1.1 hereof. The Company may not have sufficient assets to return such Capital Contribution. Accordingly, if Full Capitalization is not achieved, such Member may lose part or all of its Capital Contribution. In addition, the risks set forth in Section 3.1.2 hereof (including in respect of such Member's waiver of its right of refund) are incorporated herein by reference. The Managers shall not be liable to the Company or the Members for any loss or damage sustained by the Company or any Members unless such loss or damage is the result of the gross negligence or willful misconduct of the Managers.

10.1.4   As noted above, as of November 6, 2025, certain Creative Personnel Agreements and other contracts (including, without limitation, the Rights Agreement, the Performer Agreement and the Director Agreement) have not been fully negotiated, or if negotiated, have not been executed, and there is no assurance that arrangements not yet embodied in executed agreements will be completed and executed or concluded on terms favorable to the Company or at all.

10.1.5   This Agreement provides that if additional funds are needed, the Managers may borrow or advance whatever additional funds they may deem to be necessary and such funds with interest, if any, will be repaid prior to the return of any Capital Contributions. Even if the Play is successful, such loans or advances, if made, may result in considerable delay in the repayment of Capital Contributions, or in a complete loss to investors, since such loans or advances may equal or exceed the revenues.

10.1.6   The obligations of the Managers to the Company are not exclusive. The Managers may be involved in other theatrical projects as well as in other business activities. Moreover, the Managers may engage in the production of other theatrical productions of the Play and of other plays for their own account or for others. Such activities could be seen as competing with the Company and resulting in potential conflicts of interest.

10.1.7   The Managers may, in their sole discretion and as they may deem appropriate under the circumstances, pay to certain Members additional consideration in return for their investment, provided that any such additional consideration paid by, or authorized to be paid by, the Managers shall be payable solely from the Managers' share of Adjusted Net Profits and will have no impact on any other Member's cash flow or Adjusted Net Profits.

10.1.8   The Managers, any Producer or any Affiliate thereof will also be entitled to receive certain monies on an ongoing basis (including as set forth in Section 5.8 hereof). The Managers, Producer, or any Affiliates thereof may therefore have an interest in continuing the run of the Production when the interest of the Members might suggest that it should be closed. In addition, Operator may desire to license Astor Place Theater for the production of other plays (only as may be done in compliance with the Venue Agreement), and NG, as an entity with certain common ownership as Operator, may therefore under certain circumstances have an interest in ending the run of the Production when it might be in the interest of the Members to continue the run of the Production.

10.1.9   As set forth in Section 4.2.2 and as may be further negotiated by the Managers and the applicable participants, certain Net Profits participants are or may be entitled to receive an escalating portion of Net Profits, which will have the effect of diminishing the Adjusted Net Profits available for distribution in accordance with Section 4.2.2(ii).

10.1.10 The net return realized by each Member will depend in part upon the tax payable by such Member on the income allocable to such Member under this Agreement, which in turn will depend upon the tax rates in effect from time to time and the personal circumstances of the Member. In the case of Members not resident for tax purposes in the United States, the Company may be, or in the future become, required to withhold tax from distributions made to such Members. Further, the net return to Members subject to taxation in jurisdictions other than the United States may depend to a material extent upon the manner in which distributions are classified for purposes of taxation in such other jurisdictions, and the ability of Members to claim credit for taxes paid in the United States.

10.1.11 The Company's business is dependent on the ability to present the Play on a continuous performance schedule and at certain minimum capacity thresholds. Declines or disruptions in the live entertainment, hospitality, tourism and/or travel industries, such as those caused by general economic downturns and public health concerns, including, without limitation, the ongoing COVID-19 Pandemic, could significantly impact or even prevent or halt the Company's ability to do business. If consumers are apprehensive to return to the theater following the shutdown of theatrical productions on March 12, 2020, and/or if the tourism and travel industries experience protracted downturns, there is a risk that consumers will buy tickets in quantities or at prices well below those that were customary prior to March 12, 2020. Low ticket prices and/or limited attendance could have a material adverse impact on the Company's business, results of operations, and financial condition. Further, it is possible that the Production may be forced to halt performances due to positive COVID cases within the Company while still accruing certain Expenses as if such performances had been performed. This can have the result of paying Expenses without having any GWBOR to offset against such Expenses and can delay or eliminate the possibility of Recoupment. In addition, the Production may discontinue performances due to government order, health authorities, union requirements, or at the Producer's sole discretion. There is no guarantee that the Company would be able to sustain the losses arising from such a shutdown or that the reopening of the Production would be legally permitted or economically feasible. Further, it may not be economically feasible for the Production to obtain insurance coverage to cover any expenses or losses relating to coronavirus related shutdown and/or suspension of the Production. Any of the foregoing could have a material adverse effect on the Company and the Production.

10.1.12 The estimate of Recoupment attached as Exhibit B, or any other such estimate which may be provided from time to time, may incorporate the benefit of the Tax Credit. However, there is no guarantee that the Company will receive the tax credit in full or in part or that such credit will conform with the Company's projections. Failure to do so and/or failure to actually receive any amounts due pursuant to the Tax Credit may delay or eliminate the possibility of Recoupment. Further, the Company will incur additional costs in connection with securing the credit and/or may offset any potential benefit received from the credit by the expenses associated with securing the credit. This may similarly delay or eliminate the possibility of Recoupment.

10.1.13 The representations and warranties made by such Member in the Subscription Agreement and the Investor Questionnaire (if applicable) are incorporated herein by reference as if set forth fully herein.

10.2   INDEMNIFICATION. Each Member agrees to indemnify, save and hold harmless the other Members, the Company, the Managers, and their respective employees, successors, assigns and licensees against any and all loss, damage, cost and expense (including reasonable attorneys' fees) or recoveries (including amounts paid in settlement) arising out of or in connection with any claims by third parties which are caused by, or arise out of, in whole or in part, any breach of foregoing representations, warranties and agreements hereunder, or failure to perform such Member's obligations hereunder.

10.3   MANAGERS REPRESENTATIONS. The Managers each severally and not jointly, represent and warrant (i) that it has the full right, power and authority to execute and deliver this Agreement and perform its obligations hereunder; (ii) that this Agreement has been duly executed and delivered by or on behalf of such Managers and constitutes a valid and binding obligation of such Managers enforceable in accordance with its terms; (iii) that such Managers are not subject to any restriction or agreement which prohibits or would be violated by the execution and delivery hereof or the consummation of the transactions contemplated herein or pursuant to which the consent of any third person, firm or corporation is required in order to give effect to the transaction contemplated herein; and (iv) that such Managers will receive no payments, other than those expressly set forth herein, directly or indirectly, from the Company. The Managers make no other representations or warranties with respect to the Company, the Play, the Production thereof as contemplated herein or any other matter, except as explicitly set forth herein.

ARTICLE XI
MISCELLANEOUS

11.1   NOTIFICATIONS. Any notice, demand, consent, election, offer, approval, request, or other communication (collectively a "notice") required or permitted under this Agreement must be in writing and either delivered personally, electronically, or sent by certified or registered mail, postage prepaid, return receipt requested, or overnight courier, provided however that communications in the nature of financial statements, royalty payments or distributions may be made by the Company by U.S. regular mail. A notice must be addressed to a Member at the Member's last known address (whether physical or email) on the records of the Company. A notice to the Company must be addressed to the Company's principal office, with a copy to the Company's counsel, Klaris Law PLLC, 161 Water Street, Suite 904, New York, NY 10038. A notice delivered personally will be deemed given only when acknowledged in writing by the person to whom it is delivered. A notice that is sent by electronic mail will be deemed given upon confirmation to the sender that such email has been "sent." A notice that is sent by mail will be deemed given three (3) business days after it is mailed. Any party may designate, by notice to all of the others, substitute addresses or addressees for notices; thereafter, notices are to be directed to those substitute addresses or addressees.

11.2   FURTHER ASSURANCES. Each Member shall execute all documents and instruments and shall do all such filing, recording, publishing, and other acts as the Managers deem appropriate to comply with the requirements of the Act for the formation and operation of the Company and to comply with any laws, rules, and regulations relating to the acquisition, operation, or holding of the property of the Company.

11.3   ENTIRE AGREEMENT. This Agreement constitutes the entire and exclusive statement of the agreement among the Members with respect to the subject matter hereof. It supersedes all prior written and oral statements, including any prior representation, statement, condition, or warranty. Notwithstanding the foregoing, the representations, warranties and other terms of the Subscription Agreement and the Investor Questionnaire executed by a Member in connection herewith are hereby incorporated by reference.

11.4   ADDRESS. Unless otherwise specified in writing, the address of each party hereto for all purposes shall be that set forth next to the signature of the party at the end of this Agreement. The address of each Manager shall be as follows:

No Guarantees LLC
1501 Broadway, Suite 1501
New York, NY 10036

11.5   NO DEMAND FOR PROPERTY. Unless agreed to in writing by all of the parties hereto, the Members shall have no right to demand and receive property other than cash in return for their contributions.

11.6   COPY HELD AT COMPANY OFFICE. The Managers and each of the Members agree that one (1) original of this Agreement (or set of original counterparts) shall be held at the office of the Company.

11.7   POWER OF ATTORNEY. Each of the Members does hereby make, constitute and appoint the Manager as his, her or its true and lawful attorney in fact, and in his, her or its name, place and stead to make, execute, sign, acknowledge and file (i) all information required by the laws of the State of New York to effectuate the purposes of this Agreement; (ii) any and all amendments to this Agreement in accordance with Section 11.13; (iii) all documents which may be required to effectuate the termination and dissolution of the Company; and (iv) all documents which may be required to effectuate the conversion of the Company to, or merger into, a limited partnership as contemplated in Section 5.1.6. This power of attorney shall be deemed coupled with an interest, shall be irrevocable and shall survive the death, incapacity, or dissolution of such Member.

11.8   GOVERNING LAW. All questions concerning the construction, validity, and interpretation of this Agreement and the performance of the obligations imposed by this Agreement shall be governed by the internal law, not the law of conflicts, of the State of New York.

11.9   CONSTRUCTION. The headings herein are inserted as a matter of convenience only and do not define, limit, or describe the scope of this Agreement or the intent of the provisions hereof.

11.10   BINDING PROVISIONS. This Agreement is binding upon, and inures to the benefit of, the parties hereto and their respective heirs, executors, administrators, personal and legal representatives, successors, and permitted assigns.

11.11   DISPUTES; JURISDICTION AND VENUE. Any dispute arising under, out of, or in relation to this Agreement shall be resolved by arbitration before a single arbitrator with at least five years' theater industry experience in New York City, pursuant to the rules then obtaining of the American Arbitration Association. Any award rendered by the Arbitrator shall be final, and judgment thereon may be entered in any court of the forum, state or federal, having jurisdiction. Notwithstanding the foregoing, any action involving any dispute or matter arising under this Agreement may be brought only in the United States District Court of the Southern District of New York and Supreme Court of the State of New York - County of New York. All Members hereby consent to the exercise of personal jurisdiction by any such court with respect to any such proceeding.

11.12   COUNSEL. Each Member acknowledges that this Agreement has been drafted on behalf of the Company by Klaris Law and that Klaris Law is counsel to the Company and to the Managers. Each Member hereby acknowledges and agrees that Klaris Law and any other law firm retained by the Managers in connection with the formation of the Company, the offering of Membership Interests in the Company, the management and operation of the Company, or any dispute between the Managers and any Member, is acting as counsel to the Managers and as such does not represent or owe any duty to such Member or to the Members as a group. Each Member acknowledges that it has been fully, separately and individually apprised and advised by its own attorney of its legal rights and financial liabilities and responsibilities arising out of this Agreement and each has in addition thereto made independent inquiry and investigation with respect to all of the same. Each Member waives any conflict in connection with the preparation of this Agreement and the documents related thereto and each acknowledges that it has had the opportunity to have this Agreement reviewed by, and to consult with, its own separate counsel prior to executing the same.

11.13   AMENDMENT. The Managers shall have the right to amend this Agreement from time to time without the consent of any of the Members or other Financial Interest Holders (i) to add one or more persons as a Manager in accordance herewith; (ii) to add to the duties or obligations of the Managers, or surrender any right or power granted to the Managers, for the benefit of the Members; (iii) to cure any ambiguity, to correct or supplement any provision herein which may be inconsistent with any other provision herein, or to add any other provisions with respect to matters or questions arising under this Agreement which will not be inconsistent with the provisions of this Agreement; (iv) to delete or add any provision of this Agreement required to be so deleted or added by any appropriate government department or official with jurisdiction, which addition or deletion is deemed by such department or official to be for the benefit or protection of the Members; and (v) if the amendment is of an inconsequential nature as reasonably determined by the Managers and does not materially or adversely affect the rights of the Member or other Financial Interest Holder. Notwithstanding anything to the contrary contained herein, this Agreement may not be amended without the consent of all the Members who would be adversely affected by an amendment that (i) modifies the limited liability of a Member; (ii) alters the interest of the Members in the allocation of profits or losses or in distributions from the Company; or (iii) affects the status of the Company as a limited liability company for federal income tax purposes. Any amendments to this Agreement not described above may be made with the consent of Members holding greater than fifty percent (50%) of the Membership Interests.

11.14   CORPORATE TRANSPARENCY ACT. Each Member covenants and agrees to promptly, but within not more than five (5) business days following the date of any such request, provide to the Company any information that the Managers deems necessary or advisable to obtain from such Member in order for the Company to comply with the CTA, or any state or local law equivalent, including: (a) such Member's, or with respect to a Member that is not a natural Person, each of such Member's indirect owners, true and correct ownership information or the true and correct FinCEN Identifier assigned to them by the Financial Crimes Enforcement Network of the U.S. Department of the Treasury (FinCEN); and (b) such information or documents as may be necessary in order for the Company to determine whether such Member or any of such Member's indirect owners or controllers have substantial control as defined by the CTA. Each Member further covenants and agrees to notify the Company promptly in writing of any amendment, modification, change or inaccuracy in or to any of the foregoing information provided by such Member to the Company.

11.15   SEVERABILITY. Each provision of this Agreement shall be considered severable; and if, for any reason, any provision or provisions herein are determined to be invalid and contrary to any existing or future law, such invalidity shall not impair the operation of or affect those portions of this Agreement which are valid.

11.16   COUNTERPARTS. This Agreement may be executed simultaneously in two or more counterparts, each of which shall be deemed an original and all of which, when taken together, shall constitute one and the same document. Signed counterparts of this Agreement transmitted via fax or electronically (*e.g.*, PDF) are equivalent to a signed original of this Agreement.

[SIGNATURE PAGE FOLLOWS]

Manager Signature Page to the Operating Agreement

IN WITNESS WHEREOF, the Managers have caused this Agreement to be duly executed as of the date first set forth hereinabove.

NO GUARANTEES LLC

By: _____
Name:
Title:

<u>Member Signature Page to the Operating Agreement</u>
<u>Authorizing Immediate Use of Funds and WAIVING Right of Refund</u>

THE UNDERSIGNED SIGNS THE FOREGOING OPERATING AGREEMENT AS A MEMBER AND AGREES THAT ITS CAPITAL CONTRIBUTION OF THE AMOUNT SET FORTH BELOW MAY BE USED FORTHWITH BY THE COMPANY FOR PRODUCTION OR PREPRODUCTION PURPOSES. THE UNDERSIGNED WAIVES ITS RIGHT OF REFUND OF ANY PORTION OF SUCH CAPITAL CONTRIBUTION EXPENDED FOR SUCH PURPOSES IN THE EVENT THE OFFERING IS ABANDONED PRIOR TO FULL CAPITALIZATION OF THE COMPANY. THE UNDERSIGNED OBTAINS NO ADVANTAGE BY AGREEING TO AUTHORIZE IMMEDIATE USE OF THE UNDERSIGNED'S FUNDS AND TO WAIVE THE UNDERSIGNED'S RIGHT OF REFUND, UNLESS SUCH ADVANTAGE HAS BEEN SEPARATELY NEGOTIATED AND AGREED UPON IN WRITING WITH THE COMPANY.

If you are an:

(1)   <u>INDIVIDUAL(S)</u>, please sign and date this page and print your full name(s) and specify the dollar amount of your investment, your residential address (no P.O. box please) and your social security number(s) (for U.S. citizens only); or

(2)   <u>ENTITY</u>, please have an authorized officer, general partner or manager sign and date this page, print the name and title of such authorized signatory, and specify the dollar amount of your entity's investment, its state and date of incorporation (if a corporation), its state and date of formation (if another type of entity), and its Federal Taxpayer I.D. number.

_____   _____
Signature(s)   Date

_____   _____
S.S. No(s). or Taxpayer I.D. No.   Capital Contribution

_____   _____
Print Name(s) of Individual(s) or Entity   Street Address

_____   _____   _____ _____
Print Name of Authorized Signatory for Entity   City   State   Zip Code

_____   _____   _____
Title of Authorized Signatory for   State/Date of Incorporation   State/Date of Formation
Entity

                                                              (Corp. only)   (other type of Entity)

SCHEDULE 4.3
Regulatory, Tax and Special Allocations

Prior to making any allocations pursuant to Section 4.3 of this Agreement, the following special allocations shall be made for each Accounting Period, to the extent required, in the following order:

(a) Minimum Gain Chargebacks. Items of Company income and gain shall be allocated for any Accounting Period to the extent and in an amount sufficient to satisfy the "minimum gain chargeback" requirements of Regulations Sections 1.704-2(f) and (i)(4).

(b) Qualified Income Offset. Items of Company income and gain shall be allocated for any Accounting Period to the extent and in an amount sufficient to satisfy the "qualified income offset" requirements of Regulations Sections 1.704-1(b)(2)(ii)(d)(3).

(c) Member Nonrecourse Deductions. Member Nonrecourse Deductions shall be allocated to the Member who bears the economic risk of loss associated with such deductions, in accordance with Regulation 1.704-2(i).

(d) Nonrecourse Deductions. Nonrecourse Deductions for any Accounting Period shall be allocated among the Members in accordance with their respective Percentages.

(e) Section 754 Adjustments. To the extent an adjustment to the adjusted tax basis of any Company asset pursuant to Code Sections 734(b) or 743(b) is required, pursuant to Regulation Section 1.704-1(b)(2)(iv)(m), to be taken into account in determining Capital Accounts, the amount of such adjustment to the Capital Accounts shall be treated as an item of gain (if the adjustment increases the basis of the asset) or loss (if the adjustment decreases such basis) and such gain or loss shall be specially allocated to the Members in accordance with the requirements of Regulations Section 1.704-1(b)(2)(iv)(m).

(f) Curative Allocations. The allocations set forth in this Schedule 4.3 (the "Regulatory Allocations") are intended to comply with certain requirements of the Regulations. It is the intent of the Members that, to the extent possible, all Regulatory Allocations shall be offset either with other Regulatory Allocations or with special allocations of other items of Company income, gain, loss or deduction pursuant to this paragraph (f). Therefore, notwithstanding any other provision of this Agreement (other than the Regulatory Allocations), the Manager shall make such offsetting special allocations of income, gain, loss or deduction in whatever manner they determine appropriate so that, after such offsetting allocations are made, each Member's Capital Account balance is, to the extent possible, equal to the Capital Account balance such Member would have had if the Regulatory Allocations were not part of this Agreement and all such items were allocated pursuant to Section 4.3 without regard to the Regulatory Allocations.

(g) Tax Allocations; Section 704(c).

(i) Except as otherwise provided for in this Schedule 4.3, each item of income, gain, loss, deduction and credit shall be allocated among the Members in the same manner for U.S. federal income tax purposes as the correlative item of book income, gain, loss, deduction and credit is allocated pursuant to Section 4.3.

(ii) In accordance with Code Section 704(c) and the Regulations thereunder, items of income, gain, loss, deduction and credit with respect to property contributed or recontributed to the Company shall, solely for U.S. federal income tax purposes, be allocated so as to take account of any variation between the adjusted tax basis of property at the time of contribution or recontribution to the

Company for U.S. federal income tax purposes and its initial asset value at the time of contribution or recontribution using an allocation method permitted by the Regulations as determined by the Manager.

(iii) In the event that the asset value of any Company asset is adjusted in accordance with this Agreement, subsequent allocations of items of income, gain, loss, deductions and credits with respect to such asset shall take account of any variation between the adjusted tax basis of such asset for U.S. federal income tax purposes and its adjusted asset value in a manner consistent with the principles of Code Section 704(c) and the Regulations promulgated thereunder.

(iv) Allocations pursuant to this paragraph (g) are solely for purposes of U.S. federal, state and local income taxes, and shall not affect, or in any way be taken into account in computing, any Member's Capital Account or share of Net Profit, Net Loss or other items of income, gain, loss, deduction or credit, or distributions, pursuant to any provision of this Agreement.

(h)   Notwithstanding any other provision of this Agreement, the Manager is hereby authorized, from time to time, to amend Article IV of the Agreement and this Schedule 4.3 if they reasonably determine that such amendment is necessary to comply with the requirements of the Code and the Regulations promulgated under Code Sections 704(b) and (c).

EXHIBIT A
Budgets

See attached.

Burnout Paradise		PRODUCTION BUDGET
Astor Place Theatre		
2.5 wk rehearsal, 1 week tech, 2 wk previews		
		Total
PROJECTED EXPENSES - SUMMARY		
COMPANY SALARIES	$	157,220
PRODUCTION FEES	$	123,666
REHEARSAL EXPENSES	$	3,500
PHYSICAL PRODUCTION	$	152,500
LOAD IN EXPENSES	$	11,000
ADVERTISING & MARKETING	$	450,000
GENERAL & ADMINISTRATIVE	$	199,105
DEVELOPMENT	$	-
THEATRE	$	37,000
TOTAL PRODUCTION EXPENSES	$	1,133,991
BONDS	$	-
DEPOSITS/ADVANCE	$	15,000
RESERVE	$	11,009
TOTAL PRODUCTION BUDGET	$	1,160,000

Burnout Paradise		WEEKLY OPERATING BUDGET
Astor Place Theatre		
		Total
PROJECTED EXPENSES - SUMMARY		
SALARIES	$	18,700
FEES	$	8,526
PHYSICAL PRODUCTION & DEPARTMENTA	$	10,050
THEATER	$	17,500
ADVERTISING & MARKETING	$	30,500
GENERAL & ADMINISTRATIVE	$	10,499
TOTAL PRODUCTION EXPENSES	$	95,775

EXHIBIT B

Recoupment Schedule

See attached.

RECOUPMENT OFF GWBOR

GWBOR RECOUPMENT BUDGET

Burnout Paradise

Astor Place Theatre
296 seats
Average Ticket Price - $79
Estimated Gross Potential $ 187,072
Estimated CC Commission 4.0%

		100%		**90%**		**80%**		**75%**		**65%**
Precent of Gross Potential										
Gross Gross		$ 187,072	$	168,365	$	149,658	$	140,304	$	121,597
Net Gross Potential (Gross Gross less Commission)		$ 179,589	$	161,630	$	143,671	$	134,692	$	116,733
LESS:										
Weekly Operating Expenses $ 95,775.22		$ 95,775.22	$	95,775.22	$	95,775.22	$	95,775.22	$	95,775.22
Theatre Royalty 5.0%		$ 8,979	$	8,082	$	7,184	$	6,735	$	5,837
Company Royalties 9.0%		$ 16,163	$	14,547	$	12,930	$	12,122	$	10,506
Weekly Total Profit (Loss)		**$ 58,671.42**	**$**	**43,226.76**	**$**	**27,782.09**	**$**	**20,059.76**	**$**	**4,615.10**
WEEKS TO RECOUP:										
		20		27		42		58		251

Total Capitalization $ 1,160,000